18001590

)N

SEC Mail Processing Section
MAR 15 2018
Washington DC
415

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53276 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stinson Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street Suite 1330
(No. and Street)

San Francisco (City) CA (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lonnie Odom (415) 990-0740
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





EW.
SBN yw

## OATH OR AFFIRMATION

I, _ Lonnie Odom________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stinson Securities, LLC

of December 31________________________, 20 17____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

President

Title

See Attached Acknowledgement/Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ACKNOWLEDGMENT

**California All-Purpose Acknowledgment**

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California ))
County of San Francisco )) *ss.*

On March 9th, 2018 before me, Trish Casey, Notary Public, personally appeared Lonnie Odom, who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under **PENALTY OF PERJURY** under the laws of the State of California that the foregoing paragraph is true and correct.

**WITNESS** my hand and official seal.

Trish Casey
Signature of Notary Public *LS*

TRISH CASEY
Notary Public - California
San Francisco County
Commission # 2165929
My Comm. Expires Oct 20, 2020

Attached Loose Certificate, Acknowledgment for document:

Annual Audit Report 2017 03/09/2018

# Stinson Securities, LLC

## Annual Audit Report

## December 31, 2017

# Bryant A. Gaudette, CPA

**REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Managing Members
Stinson Securities, LLC
220 Sansome Street Suite 1330
San Francisco CA 94133

**Opinion on The Financial Statements**

We have audited the statement of financial condition of Stinson Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

**Report on Supplementary Information**

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

**Bryant A. Gaudette, CPA**

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

March 07, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

# STINSON SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
December 31, 2017

### ASSETS

| | | |
|---|---|---|
| Deposits with clearing organization | $ | 135,298 |
| Commissions receivable | | 259,950 |
| Prepaid assets | | 2,035 |
| Total assets | $ | 397,283 |

### LIABILITIES AND MEMBER'S CAPITAL

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 174,623 |
| Income taxes payable | | 8,019 |
| Lines of credit payable | | 18,904 |
| Total liabilities | | 201,546 |
| Member's Equity | | 195,737 |
| Total liabilities and member's equity | $ | 397,283 |

# STINSON SECURITIES, LLC

## STATEMENT OF OPERATIONS

for the year ended December 31, 2017

| | |
|---|---|
| **Revenue** | |
| Underwriting Fees | $ 483,527 |
| Interest and other income | 151 |
| **Total Revenue** | 483,678 |
| **Expenses** | |
| Commissions | $ 196,579 |
| Information Service Fees | 25,080 |
| Professional fees | 12,190 |
| Underwriting expenses | 15,491 |
| Communication and data processing | 10,807 |
| Interest expense | 5,217 |
| Clearing fees | 6,061 |
| Occupancy expense | 36,735 |
| Operating expenses | 94,595 |
| **Total Expenses** | 402,755 |
| **Net Income** | $ 80,923 |

# STINSON SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2017

| | Common Stock | Preferred Stock | Preferred Stock, Class C | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2016 | $1 | $155,000 | $180,000 | $28,143 | $363,144 |
| Capital Contributions | | | | 62,000 | 62,000 |
| Dividends | | | (21,000) | (289,330) | (310,330) |
| Net Income | | | | 80,923 | 80,923 |
| Balance, December 31, 2017 | $1 | $155,000 | $159,000 | $(118,264) | $195,737 |

# STINSON SECURITIES, LLC

## STATEMENT OF CASH FLOWS

for the year ended December 31, 2017

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 80,923 |
| Change in operating assets and liabilities: | | |
| Prepaid assets | | (35) |
| Commissions receivable | | (259,950) |
| Accounts payable and accrued expenses | | (131,730) |
| Taxes payable | | 1,819 |
| Line of credit payable | | (600) |
| Net cash provided by operating activities | | (309,573) |
| Cash flows from investing activities | | |
| Cash flows from financing activities: | | |
| Contributions | | 62,000 |
| Distributions | | (310,330) |
| Net cash used by financing activities | | (248,330) |
| Net decrease in cash | | (557,903) |
| Cash, beginning of year | | 433,030 |
| Cash, end of year | $ | (124,873) |
| Supplemental information: | | |
| Income taxes paid | $ | 1,458 |

## Stinson Securities, LLC

### Notes to the Financial Statements

### December 31, 2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed Stinson Securities,, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company) was formed as a California Limited Liability Company in July 19, 2001. The National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in San Francisco, CA is a broker-dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis." The Company participates in municipal and corporate debt securities underwriting, and brokers U.S. government municipal and corporate debt securities, and the sale of private placements of securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Stinson Securities, LLC, a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on

deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Concentrations

The company has revenue concentrations; the company specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2018, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – CAPITALIZATION AND DISTRIBUTION

The Company has three classes of members. Class B members have priority over Class A and Class C members with the respect to return of capital and distributions. Class B members are entitled to distributions of 1% of gross revenue for every $10,000 invested as capital. Class C members are entitled to a distribution of .5% for each $10,000 invested as capital. The Class A Members are entitled to the remaining profit or loss. A members' liability is equal to their respective capital contribution.

Under the Company's amended Operating Agreement, no Class C member is either required or permitted to make additional capital contributions.

NOTE E – RENT

The amount of rent for 2017 was $36,735.

NOTE F – LINES OF CREDIT

The balance of the line of credit of credit was, 18,904, the interest rate was 11.25%.

NOTE G – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2017, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

**Stinson Securities, LLC**
**Schedule I**

## *SUPPLEMENTAL INFORMATION*

### STINSON SECURITIES, LLC

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

for the year ended December 31, 2017

| | | |
|---|---|---|
| Net capital: | | |
| Total member's equity | | $ 195,737 |
| Less: Non-allowable assets | | |
| Prepaid assets | | 2,035 |
| Total non-allowable assets | | 2,035 |
| **Net Capital** | | **193,702** |
| Aggregate indebtedness: | | |
| Items included in statement of financial condition: | | |
| Accounts payable and accrued liabilities | $ 201,546 | |
| Total aggregate indebtedness (A.I.) | | $ 201,546 |
| Computation of basic net capital requirement, greater of: 50,000 | | |
| Minimum net capital required or 6-2/3% of A.I. | | $ 13,436 |
| Minimum dollar requirement | | $ 50,000 |
| Excess net capital | | $ 143,702 |
| Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement | | $ 133,702 |
| Ratio: Aggregate indebtedness to net capital | | 104% |

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2017 included in the Company's unaudited Form X-17a5, Part IIA.

## Stinson Securities, LLC
**Schedule II**

### Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

### For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). The Company does not accept or handle customer funds or securities.

BRYANT A. GAUDETTE, CPA

# EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Lonnie Odom
Stinson Securities, LLC
220 Sansome Street Suite
1330
San Francisco, CA 94133

Dear Lonnie Odom:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Stinson Securities, LLC identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Stinson Securities, LLC claims exemption from 17 C.F.R. §240.15c3-3. Stinson

Securities, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Stinson Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stinson Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

**BRYANT A. GAUDETTE, CPA**

Bryant A. Gaudette

KATY, TX 77450

March 07, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

STINSON SECURITIES, LLC

28 February 2018

Bryant A. Gaudette
21320 Provincial Blvd.
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Stinson Securities, LLC:

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Lonnie Odom
President
Stinson Securities, LLC

28 February 2018

**STINSON SECURITIES, LLC**

28 February 2018

Bryant A. Gaudette
21320 Provincial Blvd.
Suite 200
Katy, TX 77450

Re; Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Stinson Securities, LLC:

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Lonnie Odom
President
Stinson Securities, LLC

28 February 2018

220 Sansome Street, Suite 1330 • San Francisco, CA 94104
www.stinsonllc.com